Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2021

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of June 30, 2021 and December 31, 2020

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	June 30, 2021	December 31, 2020
		(unaudited)
Assets
Current assets
Cash and cash equivalents	4	314,692	424,410
Financial investments	5	550,936	712,645
Trade receivables	6	406,408	415,282
Inventories	7	86,410	74,076
Recoverable taxes		20,377	19,304
Related parties	8	4,421	9,970
Other assets		35,363	24,073
Total current assets		1,418,607	1,679,760
Non-current assets
Deferred income tax	20	269,015	236,903
Recoverable taxes		1,122	1,121
Financial investments	5	27,618	10,349
Related parties	8	6,554	10,508
Other assets		31,044	22,239
Investments and interests in other entities	9	80,248	9,654
Property and equipment	10	26,222	26,087
Right-of-use assets	11	39,057	30,022
Intangible assets	12	2,567,100	2,549,637
Total non-current assets		3,047,980	2,896,520
Total assets		4,466,587	4,576,280

Liabilities
Current liabilities
Trade payables		48,764	40,925
Labor and social obligations	14	96,711	85,069
Taxes and contributions payable		4,883	9,676
Income taxes payable		32,584	44,731
Advances from customers		43,387	23,080
Lease liabilities	11	16,622	12,742
Loans and financing	15	305,587	107,706
Accounts payable to selling shareholders	13	676,378	656,014
Other liabilities		4,781	331
Total current liabilities		1,229,697	980,274
Non-current liabilities
Labor and social obligations	14	39,815	36,570
Lease liabilities	11	28,982	22,478
Loans and financing	15	3,142	203,413
Provision for legal proceedings	23	1,853	1,366
Accounts payable to selling shareholders	13	1,066,610	1,130,501
Other liabilities		772	794
Total non-current liabilities		1,141,174	1,395,122
Total liabilities		2,370,871	2,375,396

Equity	16
Share capital		11	11
Capital reserve		2,203,141	2,200,645
Treasury shares		(107,936)	-
Share-based compensation reserve		89,297	80,817
Accumulated losses		(88,797)	(80,589)
Total equity		2,095,716	2,200,884
Total liabilities and equity		4,466,587	4,576,280

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2021 and 2020

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	17	256,301	234,864	587,973	496,443
Cost of sales	18	(68,103)	(43,120)	(155,228)	(110,340)

Gross profit		188,198	191,744	432,745	386,103

Selling expenses	18	(118,727)	(88,070)	(238,385)	(175,970)
General and administrative expenses	18	(61,988)	(60,139)	(136,294)	(126,922)
Other income (expenses), net		975	347	2,500	759

Operating profit		8,458	43,882	60,566	83,970

Finance income	19	12,114	12,792	22,054	22,179
Finance costs	19	(45,678)	(30,752)	(84,292)	(69,091)
Finance result	19	(33,564)	(17,960)	(62,238)	(46,912)

Share of loss of equity-accounted investees	8	(1,728)	(3,293)	(2,751)	(3,999)

(Loss) profit before income taxes		(26,834)	22,629	(4,423)	33,059
Income taxes - income (expense)
Current		(18,544)	(22,435)	(35,897)	(54,623)
Deferred		25,359	16,050	32,112	41,629
	20	6,815	(6,385)	(3,785)	(12,994)

(Loss) net profit for the period		(20,019)	16,244	(8,208)	20,065

Other comprehensive income for the period		-	-	-	-
Total comprehensive income for the period		(20,019)	16,244	(8,208)	20,065

Basic earnings per share - in Brazilian reais	16.1
Class A		(0.35)	0.30	(0.14)	0.37
Class B		(0.35)	0.30	(0.14)	0.37
Diluted earnings per share - in Brazilian reais	16.1
Class A		(0.35)	0.29	(0.14)	0.36
Class B		(0.35)	0.30	(0.14)	0.37

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the three and six-month periods ended June 30, 2021 and 2020

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total
Balances at March 31, 2020 (unaudited)	11	1,607,622	93,453	(93,548)	1,607,538

Profit for the period	-	-	-	16,244	16,244
Total comprehensive income	-	-	-	16,244	16,244
Restricted stock transferred	-	877	(877)	-	-
Share-based compensation plan	-	-	6,982	-	6,982
Balances at June 30, 2020 (unaudited)	11	1,608,499	99,558	(77,304)	1,630,764

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810

Profit for the period	-	-	-	20,065	20,065
Total comprehensive income	-	-	-	20,065	20,065
Restricted stock transferred	-	877	(877)	-	-
Share-based compensation plan	-	-	15,889	-	15,889
Balances at June 30, 2020 (unaudited)	11	1,608,499	99,558	(77,304)	1,630,764

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at March 31, 2021 (unaudited)	11	2,200,645	(51,226)	87,387	(68,778)	2,168,039

Loss for the period	-	-	-	-	(20,019)	(20,019)
Total comprehensive income	-	-	-	-	(20,019)	(20,019)
Share based compensation plan	-	-	-	4,406	-	4,406
Purchase of treasury shares (Note 16.b)	-	-	(56,710)	-	-	(56,710)
Investments shares transferred (Note 14)	-	-	-	-	-	-
Restricted stock transferred	-	2,496	-	(2,496)	-	-

Balances at June 30, 2021 (unaudited)	11	2,203,141	(107,936)	89,297	(88,797)	2,095,716

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2020	11	2,200,645	-	80,817	(80,589)	2,200,884

Loss for the period	-	-	-	-	(8,208)	(8,208)
Total comprehensive income	-	-	-	-	(8,208)	(8,208)
Share based compensation plan	-	-	-	12,777	-	12,777
Purchase of treasury shares (Note 16.b)	-	-	(109,737)	-	-	(109,737)
Investments shares transferred (Note 14)	-	-	1,801	(1,801)	-	-
Restricted stock transferred	-	2,496	-	(2,496)	-	-

Balances at June 30, 2021 (unaudited)	11	2,203,141	(107,936)	89,297	(88,797)	2,095,716

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2021 and 2020

(In thousands of Brazilian reais)

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Operating activities
(Loss) profit before income taxes for the period	(4,423)	33,059
Adjustments to reconcile (loss) profit before income taxes
Depreciation and amortization	93,475	60,048
Inventory reserves	7,386	3,644
Allowance for doubtful accounts	10,499	12,554
Loss on sale/disposal of property and equipment and intangible assets disposed	135	1,452
Fair value change in financial instruments from acquisition interests	-	(859)
Changes in accounts payable to selling shareholders	489	6,894
Share of loss of equity-accounted investees	2,751	3,999
Share-based compensation plan	15,555	17,648
Accrued interest	8,905	6,975
Interest accretion on acquisition liability	54,024	36,977
Income from non-cash equivalents	(8,495)	(5,656)
Interest on lease liabilities	2,157	1,419
Provision for legal proceedings	(211)	594
Provision for payroll taxes (restricted stock units)	1,427	9,046
Foreign exchange income	4,092	180
Other financial cost/revenue, net	(2,498)	(1,038)
Changes in assets and liabilities
Trade receivables	385	18,467
Inventories	(11,967)	(7,563)
Recoverable taxes	2,467	(4,304)
Other assets	(8,455)	(18,901)
Trade payables	7,225	(3,715)
Labor and social obligations	10,256	15,622
Taxes and contributions payable	(5,083)	(2,779)
Advances from customers	19,985	10,826
Other liabilities	2,304	(982)

Cash generated from operations	202,385	193,607

Income taxes paid	(51,517)	(64,020)
Interest paid on lease liabilities	(1,603)	(710)
Interest paid on accounts payable to selling shareholders	(4,223)	-
Interest paid on loans and financing	(7,945)	-
Payments for contingent consideration	(332)	(3,696)
Net cash flows from operating activities	136,765	125,181

Investing activities
Acquisition of property and equipment	(5,532)	(4,042)
Investments in unconsolidated entities	(73,222)	(12,675)
Acquisition of subsidiaries, net of cash acquired	(15,217)	-
Payments of accounts payable to selling shareholders	(92,836)	-
Acquisition of intangible assets	(69,543)	(39,480)
Sale (purchase) of financial investments	152,935	(122,402)
Net cash flows used in investing activities	(103,415)	(178,599)
Financing activities
Purchase of treasury shares	(109,737)	-
Payment of lease liabilities	(6,354)	(3,779)
Payment of loans and financing	-	-
Payment to owners to acquire entity’s shares	(19,442)	(1,001)
Loans and financing	(3,443)	198,372
Net cash flows (used in) from financing activities	(138,976)	193,592

Foreign exchange effects on cash and cash equivalents	(4,092)	(180)

(Decrease) increase in cash and cash equivalents	(109,718)	139,994

Cash and cash equivalents at the beginning of the period	424,410	48,900
Cash and cash equivalents at the end of the period	314,692	188,894
(Decrease) increase in cash and cash equivalents	(109,718)	139,994

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 18, 2021.

1.2	Significant events during the period

(a)	Internal restructurings

Change of corporate name

On April 19, 2021, according to a resolution approved by the Board of Directors and registered at the Board of Trade of Ceará, the corporate name of the subsidiary PSD Educação S.A. was changed to Companhia Brasileira de Educação e Sistemas de Ensino S.A.

(b)	Acquisition of investments

Acquisition of additional shares of Geekie

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

Investment in INCO Limited (“INCO”)

On January 25, 2021, the Company acquired 8,571,427 series B ordinary shares of INCO, a company that provides financial and administrative services to private schools, equivalent to 30.0% of the total stock capital for R$ 25,000.

On April 27, 2021, the Company invested an additional R$ 33,195 in the entity in a new round of investments. See Note 9 for further information.

Acquisition of COC and Dom Bosco learning systems

On March 6, 2021, the Company announced that it entered into a definitive agreement (the “Purchase Agreement”) with Pearson Education do Brasil Ltda. (“Pearson”) to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil, for R$920 million in cash.

COC and Dom Bosco have over 50 years of academic track record in Brazil, serving over 800 partner schools and around 210 thousand students in all regions of the country, from pre-K to high school and pre-university. The brands have a strong presence in the Southeast region of Brazil, especially in the state of São Paulo. Arco expects to accelerate the growth of COC and Dom Bosco by updating their content and technology, improving distribution and customer service capabilities, as well as to cross-sell supplemental solutions within the COC and Dom Bosco partner school base.

Pursuant to the Purchase Agreement, Arco will acquire 100% of COC and Dom Bosco learning systems for R$920 million in cash, equivalent to 14.4x 2020 EBITDA, with (i) 80% of the purchase price payable at the time of closing, and (ii) the remaining 20% of the purchase price payable on the first anniversary of the closing date, as adjusted. The transaction also includes an agreement with Pearson to distribute some supplemental educational solutions for K-12 schools in Brazil.

This transaction is not subject to any shareholder approvals, but is subject to customary closing conditions, including Brazilian antitrust approvals.

Acquisition of Me Salva!

On March 12, 2021, the Company announced that it had acquired Me Salva!, an online educational solution that prepares students to be admitted to the best universities in Brazil.

Me Salva! was founded in 2011 with the mission of helping students to improve their ENEM scores and to be admitted to the best universities in the country. The online solutions platform offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans.

This transaction expands Arco’s supplemental solutions portfolio to test prep and tutoring, with an estimated addressable market of R$5 billion and favorable growth prospects. The deal rationale relies on accelerating Me Salva!’s growth by leveraging Arco’s resources, and strengthening Arco’s B2B2C winning factors with new digital capabilities. See Note 3 for further information.

Investment in Tera Treinamentos Profissionais Ltda. (“Tera”)

On April 9, 2021, Arco acquired an interest of 23,43% in Tera for R$ 15,000 through the purchase of interest from minority shareholders and capital increase.

Tera provides courses and training for professional and management development and additionally provides consulting services in project development, IT and marketing.

Acquisition of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Quadrado Mágico”)

On April 22, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire Quadrado Mágico, which provides educational services, acting specifically in the Learning Management System (LMS), for R$ 30 million, subject to price adjustments.

This transaction is subject to customary closing conditions, including Brazilian antitrust approvals. See Note 25 for more information.

(c)	Information related to Covid-19 pandemic

In January 2021, the COVID vaccine began to be applied in Brazil. Vaccination started with the priority groups: health workers, the elderly, the disabled and indigenous villagers.

Since June 30, 2021, the pace of vaccination in Brazil has accelerated, with a daily average of 1 million doses being applied. The biggest challenge, related to the supply of vaccines, is being resolved, and it is estimated that the majority of the Country’s population over 18 years of age will be immunized by December 2021.

Despite advances in vaccination and an optimistic scenario, Brazil fears facing other waves with the arrival of new variants, especially Delta, which has greater transmission power and tends to accelerate contagion in the country. Future impact of the COVID-19 pandemic is still uncertain and will remain a factor in the analysis of key estimates and judgements used in preparing the Company’s financial statements.

The initial restriction measures taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, education was included in the essential activities list by some states in 2021, allowing private schools to conduct classes on a hybrid model, with on-site and remote classes. The resumption of the Brazilian economic activity is occurring in stages, with restrictions over some activities being gradually lifted, including restrictions for the education sector, following specific health and safety protocols. In person classes are returning is occurring differently in each Brazilian state, according to their particular situations.

Notwithstanding the above, the Company did not suspend its activities and, despite the gradual lift on the restrictions by the authorities, most of its workforce continues to work remotely from home, except for part of the Company’s administrative and distribution centers’ teams that are working on-site, in accordance with health and safety protocols and social distancing guidelines. In this scenario, the Company has made additional investments in IT and network infrastructure; incurred additional expenses for cleaning and disinfecting the installations; purchased alcohol and masks; funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of its employees, reducing the demand for care in health units and facilitating the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits to its employees. Additionally, to support partner schools, since day 1 of the pandemic, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support to maintain student learning, while complying with the social distancing measures.

The measures discussed above, including travel restrictions, were put in place to safeguard the health and safety of the Company’s employees, customers, and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

The Company’s content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to their calendar for the year, enabling the Company to recognize revenues on these products.

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s main suppliers did not raise any issues related to their ability to fulfill scheduled shipments or indicated the need to incur in any significant additional expenses.

As a result, as of June 30, 2021, the following events and transactions occurred during the period:

•	The Company incurred additional expenses of R$ 1,102 during the six months period ended June 30, 2021, related to health care in food and emotional health programs offered to the Company’s employees.

•	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.

•	The Company obtained rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic and were accounted as if they were not lease modifications. Therefore, no changes occurred in the expected useful lives and residual values of properties and equipment. For the quarter ended June 30, 2021, the discount obtained was R$ 165.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19's general impact on the education industry or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in bad debts due to the current economic scenario.

•	A change in the fair value of financial instruments.

•	The renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business financial performance and position and cash flows.

2	Significant accounting policies

2.1	Basis for preparation of the consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2020, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2020.

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2020.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue, and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2020.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

2.2	Changes in accounting policies and disclosures

New and amended standards and interpretations

A number of new or amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant impact to occur on the Company's financial statements:

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current
•	Reference to the Conceptual Framework – Amendments to IFRS 3
•	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•	Definition of Accounting Estimates (Amendments to IAS 8)
•	Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

3	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

Fair value as of the acquisition date
2021
Me Salva!
Assets
Cash and cash and equivalents	10,562
Trade receivables	2,010
Inventories	80
Recoverable taxes	7
Other assets	160
Property and equipment	145
Right-of-use assets	112
Intangible assets	12,022
25,098
Liabilities
Trade payables	614
Labor and social obligations	296
Taxes and contributions payable	211
Leases	112
Loans and financing	91
Advances from customers	322
Other liabilities	2,263
3,909
Total identifiable net assets at fair value	21,189

Goodwill arising on acquisition	28,326
Purchase consideration transferred	49,515
Cash paid	15,779
Capital contribution	10,000
Forward contract of controlling interest at acquisition	22,196
Retained payments	1,324
Price adjustment	216
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(385)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(15,217)

The purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the deadline defined by IFRS.

(a)	Me Salva! Cursos e Consultorias S/A (“Me Salva!”)

On March 12, 2021, the Company acquired control of Me Salva!, by acquiring 60.0% of the outstanding shares on the acquisition date.

Me Salva! is an online educational solution that prepares students to be admitted to the best universities in Brazil.

The purchase consideration transferred was R$ 49,515, comprised of: (i) R$ 15,779 related to cash consideration paid on the acquisition date; (ii) R$ 10,000 capital contribution paid on the acquisition date; (iii) R$ 1,324 retained for the period of 5 years for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement, which will be released in five annual installments; (iv) the amount of R$ 22,196 which will be paid in March 2025, and (v) the amount of R$ 216 determined as an "acquisition price adjustment.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 28,326 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Me Salva! with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 385 were expensed and are included in general and administrative expenses as of June 31, 2021.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.
Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Educational content	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

(b)	Revenue and profit contribution

The individual net revenue and net income from the acquisition date through the period end are presented below:

Jun 30, 2021
Me Salva!
Total net revenue	2,968
Loss before income taxes	(1,482)

Total revenue and loss before income taxes for the Company are presented below on a pro-forma basis assuming the acquisition had occurred at the beginning of the year:

June 30, 2021
Pro-forma total net revenue	589,486
Pro-forma loss before income taxes	(4,511)

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

4	Cash and cash equivalents

	June 30, 2021	December 31, 2020
	(unaudited)
Cash and bank deposits	4,067	7,536
Bank deposits in foreign currency (a)	8	28,327
Cash equivalents (b)	310,617	388,547
	314,692	424,410

(a)	Short-term deposits maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of June 30, 2021, the average interest on these CDB is equivalent to 93.0% (December 31, 2020: 95.4%) of the Interbank Certificates of Deposit (“CDI”). These financial investments are available for immediate use and have insignificant risk of changes in value.

5	Financial investments

	June 30, 2021	December 31, 2020
	(unaudited)
Financial investments (a)	559,460	721,935
Financial investments in foreign currency	18,577	542
Other	517	517
	578,554	722,994
Current	550,936	712,645
Non-current	27,618	10,349

(a)	Financial investments correspond to investments managed by highly rated financial institutions. As of June 30, 2021, the average interest on these investments is equivalent to 100.96% (2020: 101.3%) of the CDI. The average CDI rate during the three-month period was 0.21% per month.

6	Trade receivables

	June 30, 2021	December 31, 2020
	(unaudited)
From sales of educational content	474,879	475,507
From related parties (Note 8)	2,780	3,209
	477,659	478,716
(-) Allowance for doubtful accounts	(71,251)	(63,434)
	406,408	415,282

As of June 30, 2021, and December 31, 2020, the aging of trade receivables was as follows:

	June 30, 2021	December 31, 2020
	(unaudited)
Neither past due nor impaired	357,230	360,737

Past due	120,429	117,979

1 to 60 days	36,856	26,206
61 to 90 days	9,335	9,973
91 to 120 days	7,082	10,528
121 to 180 days	7,851	18,887
More than 180 days	59,305	52,385
	477,659	478,716

The movement in the allowance for doubtful accounts for the six-month periods ended June 30, 2021 and 2020, was as follows:

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Balance at beginning of the period	(63,434)	(30,051)
Additions	(10,499)	(12,554)
Receivables written off during the period as uncollectible	2,682	561
Balance at end of period	(71,251)	(42,044)

7	Inventories

	June 30, 2021	December 31, 2020
	(unaudited)
Educational content	35,846	30,167
Educational content in progress (a)	44,507	37,276
Consumables and supplies	1,648	1,198
Inventories held by third parties	4,409	5,435
	86,410	74,076

(a)	Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the six-month periods ended June 30, 2021 and 2020 was as follows:

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Balance at beginning of the period	(7,510)	(6,517)
Inventory reserve	(7,386)	(3,644)
Write-off of inventories against reserve	6,537	2,356
Balance at end of the period	(8,359)	(7,805)

8	Related parties

The table below summarizes the balances and transactions with related parties:

	June 30, 2021	December 31, 2020
Assets	(unaudited)
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	2,780	3,209
	2,780	3,209
Other assets
Arco Instituto de Educação (b)	796	-
	796	-
Loans to related parties
Loans - Geekie (c)	4,421	4,361
OISA Tecnologia e Serviços Ltda. (d)	-	5,018
Former shareholders - EI (e)	6,554	11,099
	10,975	20,478
Current	4,421	9,970
Non-current	6,554	10,508

Liabilities
Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(91)	(150)
	(91)	(150)
Other liabilities OISA Tecnologia e Serviços Ltda. (f)	814	469
	814	469

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	4,290	1,431
OISA Tecnologia e Serviços Ltda. (f)	10	-
	4,300	1,431

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda.	-	(1)

Finance income
WPensar S.A.	-	23
Geekie (c)	60	293
OISA Tecnologia e Serviços Ltda. (d)	19	-
Minority shareholders - EI (e)	139	-
	218	316

(a)	Arco Ventures S.A. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	Arco is a founding member of Instituto Arco de Educação ("Arco Instituto"), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges.

(c)	On January 17, 2019, the Company loaned R$ 4,000 to Geekie Partners S.A., the current minority shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest in Geekie’s shares as collateral to the transaction. During the six-month period, the Company recognized R$ 60 of interest income. The transaction was intended to support Geekie’s working capital needs.

(d)	On October 23, 2020, the Company loaned R$ 5,000 to OISA Tecnologia e Serviços Ltda. (“ISAAC”),an affiliate of the Company and which a member of its key management personnel is a Director of Company. The entity is developing a project to assist schools in financial and administrative management. The amount was paid in February 2021 and the Company recognized R$ 19 of interest income.

(e)	Amount due by minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the six-month period, the Company recognized R$ 139 of interest income.

(f)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of June 30, 2021, the amount to be transferred to OISA is R$ 814 and during the six-month period the recognized revenue from financial intermediation was R$ 10.

Key management personnel compensation

Key management personnel compensation comprised the following:

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Short-term employee benefits	31,653	21,176
Share-based compensation plan	18,140	31,311
	49,793	52,487

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 14).

9	Investments and interests in other entities

(a)	Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”) acquired 9,670 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. The Company paid R$ 9,670, corresponding to a total interest of 14.5% in Bewater. On February 2, 2021, Bewater carried out a new round of capital injection, in which the Company acquired an additional 27 class B quotas, having an 11.1% interest in the fund due to the dilution of its interest.

The fund made a minority investment in Group A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit and loss.

INCO Limited (“INCO”)

On January 25, 2021, the Company entered into a Share Purchase Agreement with INCO Limited, or INCO, the controlling entity of OISA, a company that provides financial and administrative services to private schools, according to which 8,571,427 series B ordinary shares were acquired, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000. On April 27, 2021, Arco invested R$ 33,195 in INCO and now holds an 27.1% interest due to the dilution of the interest..

Based on the signed agreement, the Company does not have control of INCO but exercises significative influence over the entity since it is one of the four members of INCO’s Board of Directors.

Tera Treinamentos Profissionais Ltda (“Tera”)

On April 9, 2021, the Company entered into a Share Purchase Agreement with Tera Treinamentos Profissionais Ltda, a company that provides professional courses focused on the development of digital skills, according to which 8,234 shares were acquired, equivalent to 23,43% of the total stock capital of Tera, for a total amount of R$15,000. Based on the signed agreement, the Company does not have control of Tera but exercises significative influence over the entity.

10	Property and equipment

Reconciliation of carrying amount:

	June 30, 2021								June 30, 2020
	(unaudited)								(unaudited)
	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total	Total
Cost
At the beginning of the period	1,991	307	3,929	12,895	123	14,478	6,722	40,445	28,351
Additions	233	-	202	4,796	-	272	29	5,532	4,042
Business combination	10	-	65	20	-	50	-	145	-
Disposals	(2)	-	-	(163)	-	-	(7)	(172)	(5)
At the end of the period	2,232	307	4,196	17,548	123	14,800	6,744	45,950	32,388

Depreciation
At the beginning of the period	(253)	(126)	(706)	(3,661)	(35)	(4,616)	(4,961)	(14,358)	(7,023)
Depreciation charge for the period	(190)	(36)	(208)	(1,760)	(6)	(2,157)	(1,054)	(5,411)	(3,283)
Depreciation of disposals	-	-	-	40	-	-	1	41	-
At the end of the period	(443)	(162)	(914)	(5,381)	(41)	(6,773)	(6,014)	(19,728)	(10,306)

Net book value
At the beginning of the period	1,738	181	3,223	9,234	88	9,862	1,761	26,087	21,328
At the end of the period	1,789	145	3,282	12,167	82	8,027	730	26,222	22,082

Annual depreciation rates	10%	20%	10%	20%	10%	10% to 50%	33%

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the six-month periods ended June 30, 2021 and 2020.

11	Leases

The balance sheet shows the following amounts relating to leases:

	June 30, 2021	December 31, 2020
	(unaudited)
Right-of-use assets
Properties	38,988	29,938
Machinery and equipment	69	84
	39,057	30,022

	June 30, 2021	December 31, 2020
	(unaudited)
Lease liabilities
Current	16,622	12,742
Non-current	28,982	22,478
	45,604	35,220

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	June 30, 2021	June 31, 2020
	(unaudited)	(unaudited)
Right-of-use assets
At the beginning of the period	30,022	21,631
Additions	16,107	1,034
Disposal	(64)	-
Lease modification (a)	200	576
Depreciation expense	(7,320)	(3,832)
Business combination	112	-
At the end of the period	39,057	19,409

Average annual depreciation rate	28.4%	23.6%

	June 30, 2021	June 31, 2020
	(unaudited)	(unaudited)
Lease liabilities
At the beginning of the period	35,220	25,857
Additions	16,107	1,034
Disposal	(70)	-
Lease modification (a)	200	576
Business combination	112	-
Interest expense	2.157	1,419
Payments of lease liabilities	(6,354)	(3,779)
Discounts on leases	(165)	-
Interest paid	(1,603)	(710)
At the end of the period	45,604	24,397

(a) Refers to price adjustments that occur annually as defined in the lease agreements.

The Company entered into fiduciary agreements with Banco Safra S.A. in the amount of R$ 10,903 to guarantee payment due in the lease agreements of the São Paulo office. These agreements are calculated considering a rate of 1.95% per year and are adjusted annually by the General Market Price Index (IGP-M).

The Company recognized rent expense from short-term leases and low-value assets of R$ 1,447 for the six-month period ended June 30, 2021 (June 30, 2020: R$ 1,400).

12	Intangible assets and goodwill

	June 30, 2021											June 30, 2020
	(unaudited)											(unaudited)
	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license and development	Trademarks	Educational platform	Non-compete agreement	In Progress	Total	Total
Cost
At the beginning of the period	1,394,351	15,263	322,143	280,998	29,460	45,317	476,354	170,348	11,856	1,857	2,747,947	1,890,899
Acquisitions (a)	-	-	-	-	4,191	19,614	-	40,087	490	5,161	69,543	39,480
Disposals	-	-	-	-	-	(9)	-	(251)	-	-	(260)	(3,682)
Business combinations	28,326	-	52	771	179	4,088	6,819	-	113	-	40,348	-
Finalization of price allocation (b)	(4,000)	-	-	-	-	-	-	-	-	-	(4,000)	-
Transfer	-	-	-	-	-	-	-	4,138	-	(4,138)	-	-
At the end of the period	1,418,677	15,263	322,195	281,769	33,830	69,010	483,173	214,322	12,459	2,880	2,853,578	1,926,697

Amortization
At the beginning of the period	-	(6,818)	(38,237)	(49,175)	(18,103)	(9,741)	(27,315)	(46,164)	(2,757)	-	(198,310)	(78,996)
Amortization	-	(873)	(17,012)	(16,155)	(4,024)	(6,751)	(12,790)	(29,405)	(1,408)	-	(88,418)	(56,086)
Amortization of disposals	-	-	-	-	-	11	-	239	-	-	250	2,235
At the end of the period	-	(7,691)	(55,249)	(65,330)	(22,127)	(16,481)	(40,105)	(75,330)	(4,165)	-	(286,478)	(132,847)

Net book value
At the beginning of the period	1,394,351	8,445	283,906	231,823	11,357	35,576	449,039	124,184	9,099	1,857	2,549,637	1,811,903
At the end of the period	1,418,677	7,572	266,946	216,439	11,703	52,529	443,068	138,992	8,294	2,880	2,567,100	1,793,850

Annual amortization years	-	10	5 to 16	3 to 10	3	2 to 5	10 to 20	3 to 10	2 to 5	-

(a)	The acquisitions of the period are mainly due to the development of educational content from the 2021 collection year, development of technology platforms for the supply of digital content, as well as licenses and software development for new projects.

(b)	Refers to the Geekie purchase price allocation adjustment made within the completion of the determination of the fair value of intangible assets according to the period defined by IFRS.

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	June 30, 2021	December 31, 2020
	(unaudited)
Core	914,091	918,091
Supplemental	504,586	476,260
	1,418,677	1,394,351

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2020.

There were no indications of impairment for the six-month periods ended June 30, 2021.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the six-month periods ended June 30, 2021 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

13	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combinations and investments in associates is as follows:

	June 30, 2021	December 31, 2020
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	367,649	354,950
Acquisition of NS Educação Ltda. (b)	5,846	5,724
Acquisition of Escola em Movimento (c)	14	1,024
Acquisition of Nave à Vela (d)	-	21,941
Acquisition of Positivo (e)	914,823	903,428
Acquisition of WPensar (f)	3,651	3,605
Acquisition of Studos (g)	11,294	11,349
Acquisition of EI (h)	291,439	363,502
Acquisition of Geekie (i)	123,767	120,992
Acquisition of Me Salva! (j)	24,505	-
	1,742,988	1,786,515
Current	676,378	656,014
Non-current	1,066,610	1,130,501

(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 23 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the six-month period ended June 30, 2021 the Company recognized R$ 12,469 of interest. Based on the realized EBITDA for the 2019 and 2020 school years, the accounts payable increased by R$ 230 of fair value adjustment during the six-month period ended June 30, 2021.

(b)	This amount was retained for any contingent liabilities that may arise, which will be released in annual installments until December 31, 2022. The amount is being adjusted by the interest from Interbank certificates of deposit (CDI).

(c)	This amount was retained for any contingent liabilities that might arise. The amount was adjusted by the Brazilian basic interest rate (SELIC).

(d)	The balance at December 31, 2020 is related to the two tranches for the acquisition of the remaining 49% interest in Nave payable until February 2022. The Company paid the second tranche in February 2021 and on the same date, as agreed between the Company and the minority shareholders, the parties decided to accelerate the last payment. Therefore, on June 30, 2021, the Company has a 100% interest in Nave. During the six-month period ended June 30, 2021, the Company recognized R$ 705 of interest.

(e)	The amount represents 50% of the acquisition price and will be paid in November over 4 years (20% payable in 2021 and 2022 and 30% payable in 2023 and 2024). The payment is secured by a guarantee letter through a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the six-month period ended June 30, 2021, the Company recognized R$ 11,395 of interest.

(f)	This amount corresponds to 20% of the acquisition price and is being retained until September 30, 2021, for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement. The amount is updated considering 100% of the Interbank certificates of deposit (CDI) calculated from the date of acquisition until the maturity date.

(g)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 6,7% for the first installment that will be paid in September 2021 and 6,8% for the second installment due in September 2022. The first and second installments will be paid over the next two years on the anniversary of the acquisition date.

(h)	This amount is related to the acquisition of the remaining 40% interest in EI and will occur over the next two years and subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 12.9% (13.1% in 2020).

On May 14, 2021 the Company concluded the first stage of the Escola da Inteligência acquisition with the payment of R$ 88,000, which added to the R$ 200,000 paid in December 2020, refers to a 60% of interest in the acquired business.

The last installment is payable on May 31, 2023 for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%.

During the six-month period ended June 30, 2021 the Company recognized R$ 20,919 of interest and the accounts payable increased by R$ 817.

(i)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 13.1% (13.1% in 2020). The exercise price will be calculated for two different contents (“Geekie One” and “Geekie Others”) and is determined by the greater of:

Geekie One: 8 times Geekie’s ACV book value for 2022 less net debt, multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s ACV for 2022, less net debt, multiplied by the remaining interest of sellers. The amount is due on June 1, 2022.

Geekie Others: 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

During the six-month period ended June 30, 2021 the Company recognized R$ 7,331 of interest and the accounts payable decreased by R$ 556.

(j)	The liability is composed of the present value of the balance payable for the remaining 40% interest in Me Salva!, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.1%. The payment of the retained portion is in the amount of R$ 1,324 and will be made in 5 equal annual installments, commencing in June 2022, while the payment of the second stage will be made in 2025. The acquisition price of 40% is calculated based on based on the estimated 2024 revenue multiplied by 3, plus cash generation. During the six-month period ended June 30, 2021 the Company recognized an interest expense of R$ 985.

14	Labor and social obligations

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$13,055 during the six-month period ended June 30, 2021 (2020: R$ 7,904).

(b)	Share-based compensation plan

Restricted stock units

In 2019 the Company implemented a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees of the Company's subsidiaries and members of the Board of Directors, which will be available for sale by the beneficiaries annually, on their anniversary dates, with the exception of the members of the Board, whose shares are blocked for sale for one year after the issue.

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance and performance as an employee, director or director of any company in the business group from the grant date until vesting. If a participant leaves the group or does not achieve the proposed performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by us. The total amount will be calculated based on the proposed goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements of outstanding shares from the grant date until June 30, 2021:

Number of restricted stock units
Outstanding at December 31, 2020	161,231
Granted	165,741
Vested (a)	(3,181)
Restricted stocks units transferred	(14,697)
Effectively forfeited	(4,706)
Estimated forfeited	(17,789)
Outstanding at June 30, 2021	286,599

(a)	Refers to the total number of shares whose vesting period was fulfilled as defined in the contract (anniversary date), but not yet transferred to the beneficiaries on June 30, 2021.

The total compensation expense for the six-month period ended June 30, 2021, including taxes and social charges, was R$18,140, (R$12,777 of principal and R$5,363 of taxes and contributions) net of estimated forfeitures. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Final vesting date	Vesting period (% per year)	Total shares granted	Total shares cancelled	Total shares vested (a)	Total shares outstanding	Average fair value at grant date	Unit value average
30/04/2019	28/09/2021	3 years (33.33%)	542,760	(76,277)	(435,762)	110,056	68,800	126.76
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	319	206.66
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	274	177.71
15/10/2019	28/09/2021	3 years (33.33%)	37,929	(7,683)	(28,075)	7,698	7,593	200.18
23/01/2020	28/09/2022	3 years (33.33%)	13,000	-	(7,598)	7,580	2,788	214.48
02/03/2020	28/09/2022	3 years (33.33%)	36,673	(1,442)	(21,032)	20,122	8,762	238.93
04/03/2020	28/09/2021	3 years (33.33%)	13,164	-	(12,082)	4,388	3,346	254.21
03/09/2020	28/09/2022	3 years (33.33%)	3,600	(1,687)	(1,913)	713	883	245.18
19/11/2020	30/06/2022	1 year (100%)	3,562	-	(1,351)	3,562	772	216.63
19/11/2020	30/06/2021	1 year (100%)	3,086	-	(3,086)	-	669	216.63
10/02/2021	31/03/2023	3 years (33.33%)	8,400	-	(3,652)	5,114	1,723	205.11
10/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	50,200	-	(12,369)	34,636	10,296	205.11
23/02/2021	30/06/2022	1 year (100%)	1,838	-	(474)	1,838	366	198.87
26/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	9,366	-	(2,340)	6,553	1,841	196.58
15/04/2021	30/06/2022	1 year (100%)	1,836	-	(316)	1,836	291	158.28
01/06/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	475	-	(95)	332	70	148.28
24/06/2021	31/12/2021	1 year (100%)	93,747	-	(2,967)	82,171	15,488	165.21
Total			822,722	(87,089)	(536,198)	286,599	124,281

(a)	Includes the number of Restricted Shares pro rata in relation to the vesting period not yet fulfilled, based on the number of days the participant worked for the Company during such vesting period until the closing of these financial statements, whose Restricted Shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

Matching program

On February 26, 2021, the Company’s Restricted Shares Plan Advisory Committee approved the Company’s first Matching Program, pursuant to which the Company will match the number of Class A shares (at no additional cost to the participant) that were acquired by the participant at fair market value (“investment shares”), using the amounts received by the participant as a short term incentive and designated by the Company’s board of directors to be used as an investment in investment shares, provided certain vesting conditions are satisfied.

Under the matching shares program, participants are required to (i) be employed or providing services to the Company through each vesting date, as set forth in the applicable award agreement and (ii) hold the investment shares through each vesting date. The vesting period may not exceed five years. In addition, upon each vesting date, a portion of the investment shares will become free of restrictions and the participant will be allowed to freely sell such shares.

All Class A shares, including the investment shares acquired by the participants of the Matching Program, will be available for sale by the beneficiaries annually, over four years, on March 31 of each year.

As of June 30, 2021, the Company transferred 9,366 investment shares under the Matching Program with an average price of R$ 196.6.

15	Loans and financing

	Interest rate	Maturity	June 30, 2021	December 31, 2020
			(unaudited)
Bank loan	100% CDI + 2.7% pa	December/2021	100,715	100,395
Bank loan	100% CDI + 2.7% pa	January/2022	201,430	200,788
Bank loan	8.1% pa	March/2022	917	1,500
Bank loan	8.2% pa	May/2022	5,524	8,373
Bank loan (a)	3.7% pa	October/2023	81	-
Bank loan	3.8% pa	November/2023	62	63
			308,729	311,119
Current			305,587	107,706
Non-current			3,142	203,413

(a)	Loan acquired by Me Salva!, the Company’s subsidiary, for working capital. The amount will be settled in 3 installments until October 2023 and bear interest at the rate of 3.7% per annum.

All financing arranged by the Company is not subject to any financial covenants a of the six-month period ended June 30, 2021.

16	Equity

a.    Share capital

As of June 30, 2021, and December 31, 2020, Arco’s share capital is represented by 57,598,218 common shares of par value of US$ 0.00005 each, comprised of 27,400,848 Class B common shares and 30,197,370 Class A common shares.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b.    Treasury shares

Repurchase program

On January 6, 2021, the Company’s Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, the Company may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

On March 31, 2021, the Company approved to increase the share repurchase limit of its existing share repurchase program established on January 6, 2021, or the Repurchase Program. Pursuant to the increased repurchase limit, Arco may repurchase up to 2,500,000 million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on March 31, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

As of June 30, 2021, the Company has a total of 629,838 of treasury Class A common shares under the Repurchase Program with an average price of US$ 31.2.

17	Earnings (loss) per share (EPS)

Basic

Basic EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	Three-month period ended			Three-month period ended
	June 30, 2021 (unaudited)			June 30, 2020 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
(Loss) profit attributable to equity holders of the parent	(10,399)	(9,620)	(20,019)	8,143	8,101	16,244
Weighted average number of common shares outstanding (thousand)	29,619	27,401	57,020	27,541	27,401	54,942
Effects of dilution from:
Share-based compensation plan (thousands)	287	-		393	-

Basic earnings (loss) per share - R$	(0.35)	(0.35)		0.30	0.30
Diluted earnings (loss) per share - R$	(0.35)	(0.35)		0.29	0.30

	Six-month period ended			Six-month period ended
	June 30, 2021 (unaudited)			June 30, 2020 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total

(Loss) profit attributable to equity holders of the parent	(4,277)	(3,931)	(8,208)	10,058	10,007	20,065
Weighted average number of common shares outstanding (thousand)	29,813	27,401	57,214	27,540	27,401	54,941
Effects of dilution from:
Share-based compensation plan (thousands)	287	-	-	393	-

Basic earnings (loss) per share - R$	(0.14)	(0.14)		0.37	0.37
Diluted earnings (loss) per share - R$	(0.14)	(0.14)		0.36	0.37

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

18	Revenue

The Company’s net revenue is as follows:

	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30,2021	June 30,2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	253,631	232,930	584,471	492,622
Other	3,438	2,136	5,086	4,320
Deductions:
Taxes	(768)	(202)	(1,584)	(499)
Net revenue	256,301	234,864	587,973	496,443

	For the six-month period ended 30 June 2021			For the six-month period ended 30 June 2020
		(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	462,526	120,362	582,888	452,721	39,402	492,123
Other	2,253	2,832	5,085	990	3,330	4,320
Total net revenue from contracts with customers	464,779	123,194	587,973	453,711	42,732	496,443
Timing of revenue recognition
Transferred at a point in time	464,779	123,194	587,973	453,711	42,732	496,443
Total net revenue from contracts with customers	464,779	123,194	587,973	453,711	42,732	496,443

	For the three-month period ended 30 June 2021			For the three-month period ended 30 June 2020
		(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	199,068	53,796	252,864	232,576	152	232,728
Other	1,133	2,304	3,437	452	1,684	2,136
Total net revenue from contracts with customers	200,201	56,100	256,301	233,028	1,836	234,864
Timing of revenue recognition
Transferred at a point in time	200,201	56,100	256,301	233,028	1,836	234,864
Total net revenue from contracts with customers	200,201	56,100	256,301	233,028	1,836	234,864

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income, of R$ 10,510 and R$ 12,554 for the six-month periods ended June 30, 2021, and 2020, respectively.

19	Expenses by nature

	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30,2021	June 30,2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Content providing	(28,209)	(17,587)	(74,837)	(61,029)
Operations personnel	(9,228)	(6,669)	(18,554)	(12,067)
Inventory reserves	(5,162)	(1,538)	(7,386)	(3,644)
Freight	(5,649)	(4,401)	(13,653)	(10,892)
Depreciation and amortization	(11,983)	(8,941)	(28,418)	(16,333)
Other	(7,872)	(3,984)	(12,380)	(6,375)
Cost of sales	(68,103)	(43,120)	(155,228)	(110,340)

Sales personnel	(55,570)	(45,909)	(112,642)	(83,916)
Depreciation and amortization	(23,102)	(18,915)	(48,556)	(37,008)
Sales & marketing	(6,646)	(2,562)	(11,747)	(10,889)
Customer support	(20,499)	(10,020)	(42,576)	(25,129)
Allowance for doubtful accounts	(6,610)	(6,386)	(10,499)	(12,554)
Real estate rentals	(289)	(326)	(668)	(537)
Other	(6,011)	(3,952)	(11,697)	(5,937)
Selling expenses	(118,727)	(88,070)	(238,385)	(175,970)

Corporate personnel	(22,150)	(16,187)	(49,312)	(38,198)
Third party services	(18,702)	(16,621)	(38,563)	(36,885)
Real estate rents	128	(363)	(779)	(763)
Travel expenses	(5)	(182)	(121)	(1,909)
Tax expenses	(2,074)	(515)	(3,852)	(2,242)
Software licenses	(1,333)	(1,199)	(3,320)	(2,234)
Share-based compensation plan	(9,324)	(15,480)	(21,048)	(31,440)
Depreciation and amortization	(10,338)	(3,517)	(16,501)	(6,707)
Other	1,810	(6,075)	(2,798)	(6,544)
General and administrative expenses	(61,988)	(60,139)	(136,294)	(126,922)

Total	(248,818)	(191,329)	(529,907)	(413,232)

20	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30,2021	June 30,2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	6,823	868	11,690	1,796
Changes in fair value of financial investments (a)	-	3,664	13	5,090
Changes in fair value of derivative instruments (b)	-	6,644	-	10,849
Changes in accounts payable to selling shareholders	355		2,773	-
Foreign exchange gains	1,071	129	2,047	1,152
Interest income	1,796	828	2,987	2,027
Other	2,069	659	2,544	1,265
Finance income	12,114	12,792	22,054	22,179

Changes in fair value of derivative instruments (b)	-	(5,731)	-	(9,990)
Changes in accounts payable to selling shareholders (Note 13)	(3,032)	(294)	(3,262)	(6,894)
Financial discounts granted	(385)	(329)	(1,555)	(1,629)
Bank fees	(2,034)	(1,193)	(4,040)	(1,941)
Foreign exchange loss	(4,884)	(1,051)	(6,139)	(1,332)
Interest on acquisition of investments (c)	(26,643)	(16,711)	(54,024)	(36,977)
Interest on lease liabilities	(1,138)	(687)	(2,157)	(1,419)
Interest on loans and financing	(5,216)	(1,794)	(8,905)	(6,975)
Other	(2,346)	(2,962)	(4,210)	(1,934)
Finance costs	(45,678)	(30,752)	(84,292)	(69,091)

Finance result	(33,564)	(17,960)	(62,238)	(46,912)

(a)	Refers to gains on financial investments measured at FVTPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

21	Income taxes

(a) Reconciliation of income taxes expense

	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit before income taxes	(26,834)	22,629	(4,423)	33,059
Combined statutory income taxes rate - % (a)	34%	34%	34%	34%
Income tax expense at statutory rates	9,124	(7,694)	1,504	(11,240)

Reconciliation adjustments:
Share of loss of equity-accounted investees	(587)	(1,120)	(935)	(1,360)
Effect of presumed profit of subsidiaries	2,774	4,368	3,266	4,929
Non-deferred tax loss (b)	(3,953)	-	(6,344)	-
Stock option (b)	(650)	-	(989)	-
Other (additions) exclusions, net	107	(1,939)	(286)	(5,323)
	6,815	(6,385)	(3,784)	(12,994)

Current	(18,544)	(22,435)	(35,897)	(54,623)
Deferred	25,359	16,050	32,112	41,629
Income taxes expense	6,815	(6,385)	(3,785)	(12,994)

Effective rate	25.4%	28.2%	85.6%	39.3%

(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Permanent differences of non-deductible expenses.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2020	Recognized in profit or loss	As of June 30, 2021
			(unaudited)
Deferred tax assets
Tax losses carryforward	64,764	31,060	95,824
Temporary diferences:
Financial instruments from acquisition of interests	117,393	13,400	130,793
Other temporary differences	46,815	3,247	50,062
Share base compensation	6,473	2,714	9,187
Tax benefit from tax deductible goodwill	11,547	(11,518)	29
Amortization of intangible assets	16,821	12,165	28,986
Total deferred tax assets	263,813	51,068	314,881
Deferred tax liabilities
Financial instruments – put options on equity method investments	(9,231)	-	(9,231)
Tax benefit from tax deductible goodwill	(15,678)	(18,814)	(34,492)
Other temporary differences	(2,001)	(142)	(2,143)
Total deferred tax liabilities	(26,910)	(18,956)	(45,866)
Deferred tax assets (liabilities), net	236,903	32,112	269,015
Deferred tax assets	236,903		269,015
Deferred tax liabilities	-		-

22	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt in for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers and content to develop socio-emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of June 30, 2021, none of the Company’s customers individually represented more than 5% of our total revenue.

	Six-month period ended June 30, 2021 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	464,779	123,194	587,973	587,973
Cost of sales	(126,173)	(29,055)	(155,228)	(155,228)
Gross profit	338,606	94,139	432,745	432,745
Selling expenses	(200,577)	(37,808)	(238,385)	(238,385)
Segment profit	138,029	56,331	194,360	194,360
General and administrative expenses	-	-	-	(136,294)
Other income, net	-	-	-	2,500
Operating profit	-	-	-	60,566
Finance income	-	-	-	22,054
Finance costs	-	-	-	(84,292)
Share of loss of equity-accounted investees	-	-	-	(2,751)
Loss before income taxes	-	-	-	(4,423)
Income taxes expense	-	-	-	(3,785)
Loss for the period	-	-	-	(8,208)

Other disclosures	-	-	-	-
Depreciation and amortization	86,870	6,605	93,475	93,475
Investments in associates and joint ventures	80,248	-	80,248	80,248
Capital expenditures	69,271	5,804	75,075	75,075

	Six-month period ended June 30, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	453,711	42,732	496,443	496,443
Cost of sales	(99,846)	(10,494)	(110,340)	(110,340)
Gross profit	353,865	32,238	386,103	386,103
Selling expenses	-	-	-	(175,970)
General and administrative expenses	-	-	-	(126,922)
Other income, net	-	-	-	759
Operating profit	-	-	-	83,970
Finance income	-	-	-	22,179
Finance costs	-	-	-	(69,091)
Share of loss of equity-accounted investees	-	-	-	(3,999)
Profit before income taxes	-	-	-	33,059
Income taxes expense	-	-	-	(12,994)
Profit for the period	-	-	-	20,065

Other disclosures
Depreciation and amortization	56,548	3,500	60,048	60,048
Investments in associates and joint ventures	57,250	-	57,250	57,250
Capital expenditures	38,151	5,371	43,522	43,522

	Three-month period ended June 30, 2021 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	200,201	56,100	256,301	256,301
Cost of sales	(54,303)	(13,800)	(68,103)	(68,103)
Gross profit	145,898	42,300	188,198	188,198
Selling expenses	(100,824)	(17,903)	(118,727)	(118,727)
Segment profit	45,074	24,397	69,471	69,471
General and administrative expenses	-	-	-	(61,988)
Other income	-	-	-	975
Operating profit	-	-	-	8,458
Finance income	-	-	-	12,114
Finance costs	-	-	-	(45,678)
Share of loss of equity-accounted investees	-	-	-	(1,728)
Loss before income taxes	-	-	-	(26,834)
Income taxes expense	-	-	-	6,815
Loss for the period	-	-	-	(20,019)

	Three-month period ended June 30, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	233,028	1,836	234,864	234,864
Cost of sales	(40,601)	(2,519)	(43,120)	(43,120)
Gross profit	192,427	(683)	191,744	191,744
Selling expenses	-	-	-	(88,070)
General and administrative expenses	-	-	-	(60,139)
Other income	-	-	-	347
Operating profit	-	-	-	43,882
Finance income	-	-	-	12,792
Finance costs	-	-	-	(30,752)
Share of loss of equity-accounted investees	-	-	-	(3,293)
Profit before income taxes	-	-	-	22,629
Income taxes expense	-	-	-	(6,385)
Profit for the period	-	-	-	16,244

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the six-month periods ended June 30, 2021 and 2020.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. Selling expenses, general and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

There were no adjustments or eliminations in the profit or loss between segments. Intersegmental eliminations refer to transactions due between companies in the Core and Supplemental segments, such as: loans, accounts payable and accounts receivable. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
June 30, 2021 (unaudited)
Total assets	4,193,208	305,814	4,499,022	(35,435)	4,466,587
Total liabilities	2,333,181	70,125	2,403,306	(35,435)	2,370,871

December 31, 2020
Total assets	4,342,905	253,480	4,596,385	(20,105)	4,576,280
Total liabilities	2,316,545	78,956	2,395,501	(20,105)	2,375,396

23	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
June 30, 2021 (unaudited)
Cash and cash equivalents	-	314,692	314,692
Financial investments	18,577	559,977	578,554
Trade receivables	-	406,408	406,408
Related parties	-	10,975	10,975
Investments in financial instruments (Bewater)	9,804	-	9,804
Other assets (Arco Instituto)	-	796	796
	28,381	1,292,848	1,321,229

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2020
Cash and cash equivalents	-	424,410	424,410
Financial investments	17,645	705,349	722,994
Trade receivables	-	415,282	415,282
Related parties	-	20,478	20,478
Investments in financial instruments (Bewater)	9,654	-	9,654
	27,299	1,565,519	1,592,818

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
June 30, 2021 (unaudited)
Trade payables	-	48,764	48,764
Accounts payable to selling shareholders	807,360	935,628	1,742,988
Lease liabilities	-	45,604	45,604
Loans and financing	-	308,729	308,729
	807,360	1,338,725	2,146,085

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2020
Trade payables	-	40,925	40,925
Accounts payable to selling shareholders	861,385	925,130	1,786,515
Lease liabilities	-	35,220	35,220
Loans and financing	-	311,119	311,119
	861,385	1,312,394	2,173,779

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	June 30, 2021	December 31, 2020
		(unaudited)
Financial assets
Financial investments	Level 2	18,577	17,645
Investments at fair value	Level 1	9,804	9,654

Financial liabilities
Accounts payable to selling shareholders	Level 3	807,360	861,385

As of June 30, 2021, and December 31, 2020, the Company assessed the fair values of its financial instruments and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;
•	the fair value of derivatives is calculated with Black & Scholes; and
•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in levels 1 and 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the three-month periods ended June 30, 2021 and 2020.

Recurring fair value measurements	Financial instruments – call options on equity method investments (assets)	Financial instruments – put options on equity method investments (liabilities)	Accounts payable to selling shareholders
As of December 31, 2019	35,946	(33,940)	(328,668)
Payment	-	-	3,696
Changes in accounts payable to selling shareholders	-	-	(6,894)
Interest expense	-	-	(21,158)
Gains (loss) recognized in statement of income	(3,635)	4,494	-
As of June 30, 2020 (unaudited)	32,311	(29,446)	(353,024)

As of December 31, 2020	-	-	(861,385)
Acquisitions	-	-	(23,520)
Payment	-	-	116,445
Changes in accounts payable to selling shareholders	-	-	(489)
Interest expense	-	-	(42,411)
Reclassification	-	-	4,000
As of March 31, 2021 (unaudited)	-	-	(807,360)

(iv) Transfers between levels 2 and 3

During the six-month periods ended June 30, 2021 and 2020, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.
•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.
•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.
•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

24	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2019	-	122	129	251
Additions	564	108	137	809
Business combination	-	-	599	599
Reversals	(99)	(178)	(16)	(293)
Balance at December 31, 2020	465	52	849	1,366
Additions	204	713	9	926
Reversals	(393)	-	(46)	(439)
Balances at June 30, 2021 (unaudited)	276	765	812	1,853

As of June 30, 2021, the Company was party to lawsuits classified as possible losses totaling R$ 9,096 (R$ 7,863 as of December 31, 2020), as shown below:

	June 30, 2021	December 31, 2020
	(unaudited)
Civil (a)	6,703	6,367
Labor (b)	1,768	1,496
Total	8,471	7,863

(a)	The civil proceedings relate mainly to copyright and customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

As the arbitration proceeding progresses the estimated amount payable by CBE to the non-controlling shareholder may be lower than the provision recorded, due to the disposition of the Investment Agreement that sets forth that the payment schedule of the purchase price shall be anticipated in case of an initial public offering. Conversely, the estimated amount payable by CBE to the non-controlling shareholder may be higher than the provision recorded in light of the claims asserted by the non-controlling shareholder.

In light of the arbitration proceeding and based on standard IAS 37 Provisions, contingent liabilities and contingent assets, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Therefore, in light of the current stage of the proceeding and the range of potential outcomes, the calculation methodology of the estimate has remained unchanged, consistent with the estimate previously calculated and reported.

Based on this analysis, the Company has recorded the provision of the amount considered the appropriate estimate of the amount of the purchase price under the Investment Agreement payable to the non-controlling shareholder. The provision is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the course of the arbitration. Based on realized numbers, the liability increased by R$ 230 in 2021 and was recorded as financial expense as described in Note 13.a). During the six-month period ended June 30, 2021, the Company recognized R$ 12,469 of interest related to the liability.

25	Transactions not involving cash

The Company carried out the non-cash activities in the six-month period ended June 30, 2021, which are not reflected in the statement of cash flows, mainly related to the effects of lease contracts signed in the period as described in Note 11 and retained payments and acquisition from business combination in Note 3.

26	Subsequent events

Corporate restructuring

On July 1, 2020, the Company completed a corporate reorganization through the incorporation of the companies Barra Américas Editora Ltda., Distribuidora de Material Didático Desterro Ltda., SAS Sistema de Ensino Ltda. e SAS Livrarias Ltda. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

Acquisition of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Quadrado Mágico”)

On July 1, 2021, Arco concluded the acquisition of 100% stock in Quadrado Mágico for R$ 30 million through the purchase of interest from the shareholders, to be paid in 3 installments. 50% was paid at the transaction date, and the remaining amount of R$ 15 million will be paid at the first and second transaction anniversary and will be adjusted by the interest from Interbank certificates of deposit (CDI).

***